

May 1, 2014

<u>Via E-mail</u>

Shaun Roberts
President and Chief Executive Officer
KonaRed Corporation
2829 Ala Kalanikaumaka St., Suite F-133
Koloa, Hawaii 96756

> **Re: KonaRed Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 22, 2014**
> **File No. 333-194742**

Dear Mr. Roberts:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include the file number, the date filed, and the amendment number on the registration statement cover page.

Risks Related to the Offering, page 14

The sale or issuance of our common stock to Lincoln Park may cause dilution. . ., page 14

2.   We note your response to prior comment 5 in our letter dated April 15, 2014. However, rather than describing the "beneficial effect" of increasing tangible book value, the "positive contribution created by maximum sale," and the anti-dilutive effect on the tangible book value of shares held by <u>existing</u> shareholders, please describe the dilutive

effects to public investors who purchase the shares from the underwriter and include the dilution in net tangible book value per share to purchasers in the table on page 16.

Use of Proceeds, page 17

3.   Please disclose the net proceeds you expect to receive from Lincoln Park based on the amount registered and your most recent share price.

Dilution, page 18

4.   The amount of $0.0048 reflecting dilution in net tangible book value per share to purchasers appears incorrect and does not reconcile with your description in the second paragraph. Please revise.

Liquidity and Capital Resources, page 68

5.   We note that in response to prior comment 4 you added projections regarding increased sales revenues and positive gross margin. Please provide the basis, including your assumptions, for these statements or revise. See Item 10(b) of Regulation S-K.

Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via email): Craig V. Rollins, Esq.
                Clark Wilson LLP